Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-169119 January 10, 2012

FREQUENTLY ASKED QUESTIONS

About iPath® Exchange Traded Notes (ETNs)

iPath® Exchange Traded Notes are innovative investment products from Barclays that seek to provide investors with a new way to access the returns of a market or strategy, less investor fees. The following are answers to questions financial professionals and individuals commonly ask about iPath® Exchange Traded Notes.

iPATH ETNs OVERVIEW

What are iPath Exchange Traded Notes?
iPath Exchange Traded Notes (ETNs) are senior, unsecured debt securities issued by Barclays Bank PLC. They are designed to provide investors with a way to access the returns of market benchmarks or strategies. ETNs are not equities or index funds, but they do share several characteristics. For example, like equities, they trade on an exchange and can be shorted.[1] Like index funds, they are linked to the return of a benchmark index.

What are the advantages of iPath ETNs?
iPath ETNs provide investors with exposure to the returns of market benchmarks, less investor fees, with easy transferability and an exchange listing. The ETN structure is designed to provide investors the opportunity to access previously expensive or difficult-to-reach market sectors or strategies through an exchange traded product.

How are the returns of iPath ETNs calculated?
iPath ETNs are designed to provide investors a return that is linked to the performance of a market index, less investor fees.

How do I buy an iPath ETN?
The iPath ETNs currently available are listed on NYSE Arca (and in certain cases other major exchanges) and are available for purchase similar to other publicly traded securities.

How do I sell an iPath ETN?
Investors can liquidate iPath ETNs one of three ways:

- Sell in the secondary market during trading hours.
- Redeem a large block of securities, typically 25,000 or 50,000 units directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus.[2] A redemption charge will apply to certain iPath ETNs.
- Hold until maturity and receive a cash payment from the issuer, Barclays Bank PLC, equal to the principal amount of the securities times an index factor and any other applicable costs on the final valuation date (as described in the relevant prospectus) minus the investor fee on the final valuation date.

Do the iPath ETNs currently available make interest payments?
Currently, three iPath ETNs are designed to make interest payments, in the form of monthly coupons:

- iPath® GEMS Index™ ETN (ticker symbol: JEM)
- iPath® GEMS Asia 8 ETN (ticker symbol: AYT)
- iPath® Asian & Gulf Currency Revaluation ETN (ticker symbol: PGD)

Please refer to the relevant prospectus for more information on the calculation and payment of the interest payments on these ETNs.

Do the iPath ETNs currently available make dividend distributions?
No.

An investment in iPath® ETNs involves risks, including possible loss of principal. For a description of the main risks see "Risk Factors" in the applicable prospectus.

1. With short sales, an investor faces the potential for unlimited losses as the security's price rises.
2. The issuer may from time to time in its sole discretion reduce, in part or in whole, the minimum redemption amount. Any such reduction will be applied on a consistent basis for all holders of units at the time the reduction becomes effective.

2 iPath Do the iPath ETNs currently available offer a principal protection feature? No. Investors will receive a return based on the performance of the index to which the iPath ETN is linked, less investor fees and any other applicable costs. The index level may go up or down, and investors may not recover their principal once investor fees and costs are deducted. Are iPath ETNs rated? No. The iPath ETNs are not rated, but rely on the ratings of their issuer, Barclays Bank PLC.3 Who is the issuer? Barclays Bank PLC and its subsidiary undertakings (taken together, the “Group”) is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. The Group operates in many countries around the world. The whole of the issued ordinary share capital of Barclays Bank PLC is beneficially owned by Barclays PLC, which is the ultimate holding company of the Group. For further information about Barclays, please visit www.barclays.com. Who is Barclays Capital Inc.? Barclays Capital Inc. will act as the issuer’s agent in connection with the distribution of the iPath ETNs. Barclays Capital Inc. is an affiliate of Barclays Bank PLC and is a registered U.S. broker/dealer regulated by the SEC and FINRA. What is BlackRock’s role? BlackRock’s broker/dealer affiliate, BlackRock Fund Distribution Company, will engage in the promotion of iPath ETNs. Do iPath ETNs have voting rights? No. The iPath ETNs are debt securities and have no voting rights. Are iPath ETNs registered? Yes. The iPath ETNs are registered under the Securities Act of 1933. Does the Commodity Futures Trade Commission (CFTC) regulate the iPath ETNs linked to commodity indexes? No. iPath ETNs are debt securities issued by Barclays Bank PLC and are not regulated by the CFTC; however, futures contracts underlying the relevant market index may be regulated by the CFTC. What is an index multiplier and how is it applicable to certain iPath ETNs? Some iPath ETNs apply an index multiplier for purposes of calculating the closing indicative note value on each calendar day. The effect of the index multiplier is to establish the rate at which the value of the ETN changes (either directly or inversely) in response to changes in the level of the relevant index. Where can I find additional information about iPath ETNs? Additional information is available at www.iPathETN.com or 1-877-764-7284. TRADING iPATH ETNs Where are iPath ETNs listed? The iPath ETNs currently available are listed on NYSE Arca (and in certain cases other major exchanges). When can I buy or sell iPath ETNs? iPath ETNs can be bought or sold anytime during market hours. Can the iPath ETNs currently available be shorted?4 Yes, on an uptick or a downtick and subject to the ability to locate shares to borrow. Is there a minimum trade size for iPath ETNs? No. iPath ETNs can be bought and sold at their market price on the secondary market similar to other publicly traded securities. 3. Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the market price or marketability of the iPath ETNs. 4. With short sales, an investor faces the potential for unlimited losses as the security’s price rises.

Frequently Asked Questions About iPath® Exchange Traded Notes (ETNs) 3

TABLE 1 Differences and Similarities Between ETNs and Exchange Traded Funds (ETFs)

Both ETNs and ETFs provide investors access to the returns of various market benchmarks. However, ETNs are senior, unsecured debt securities issued by Barclays Bank PLC, whereas ETFs are typically registered investment companies and are collateralized by an underlying portfolio of securities.

	ETNs	ETFs
Liquidity	Daily on exchange	Daily on exchange
Registration	Securities Act of 1933	Investment Company Act of 1940
Recourse	Issuer credit	Portfolio of securities
Principal risk	Market and issuer risk	Market risk
Institutional size redemption	Daily to the issuer	Daily via custodian
Short sales	Yes, on an uptick or a downtick	Yes, on an uptick or a downtick

How can I find iPath ETNs on Bloomberg?

Information regarding iPath ETNs can be found on Bloomberg by typing the relevant ETN's trading symbol, then the "Equity" key, then "Go." For example, for information regarding the iPath® S&P GSCI™ Total Return Index ETN, type: GSP <Equity> <Go>.

Is a net asset value (NAV) calculated?

No. As iPath ETNs are debt securities, and not mutual funds, they will not have a NAV.

Is an intrinsic value calculated?

An intraday "indicative value" meant to approximate the intrinsic economic value of each iPath ETN is calculated and published by Bloomberg or a successor. Additionally, the daily indicative value of each iPath ETN is calculated and published at the end of each trading day at www.iPathETN.com. For a more complete description of how the daily indicative value is calculated for each iPath ETN, please see the applicable product page and Pricing Supplement at www.iPathETN.com.

Do the iPath ETNs trade at their indicative value?

The indicative value calculation is provided for reference purposes only. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, redemption or termination of the iPath ETNs, nor does it reflect hedging or transaction costs, credit considerations, market liquidity or bid-offer spreads. Published index levels from the sponsors of the indexes underlying the iPath ETNs may occasionally be subject to delay or postponement. Any such delays or postponements will affect the current index level and therefore the indicative value of your iPath ETNs. Index levels provided by the sponsors of the indexes underlying the iPath ETNs do not necessarily reflect the depth and liquidity of the underlying relevant market. For this reason and others, the actual trading price of the iPath ETNs may be different from their indicative value.

In addition to being available for trading on an exchange, the early redemption feature allows a large block of securities, typically 25,000 or 50,000 units of a particular iPath ETN, to be redeemed directly to Barclays Bank PLC for the applicable redemption value, as described in the applicable Pricing Supplement. The historical daily indicative value is published each day at www.iPathETN.com. The redemption feature is intended to induce arbitrageurs to counteract any trading of the iPath ETNs at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner.

How can iPath ETNs be redeemed directly to the issuer prior to the maturity date? Investors may redeem a large block of securities, typically at least 25,000 or 50,000 units of a particular iPath ETN, directly to the issuer, subject to the procedures described in the relevant prospectus. A redemption charge may apply. What is the redemption charge? The redemption charge is a one-time transaction charge imposed only in the case of early redemptions for certain iPath ETNs. The charge is intended to allow the issuer to recoup brokerage and other costs incurred in connection with an early redemption (although the proceeds from the charge may be more or less than such costs). Investors transacting on the secondary market will not incur a redemption charge. What is an automatic termination event? An automatic termination event is an automatic redemption applicable to certain ETNs at a specific ETN value (“automatic termination level”), as defined in the relevant prospectus. Market conditions may contribute to the occurrence of an automatic termination event. In the occurrence of an automatic termination event, Barclays will deliver a notice of redemption and automatically redeem the relevant ETN at the automatic redemption value. Please refer to the relevant prospectus for further details on the automatic termination event redemption trigger, timing and processes. What are the terms of the issuer redemption feature applicable to certain iPath ETNs? Barclays Bank PLC may redeem the ETNs (in whole but not in part) at their sole discretion on any trading day on or after the inception date until and including maturity. To exercise the right to redeem, Barclays Bank PLC must deliver notice to the holders of the ETNs not less than 10 calendar days prior to the redemption date specified in such notice. If the ETNs are redeemed, investors will receive a cash payment in U.S. dollars per ETN in an amount equal to the closing indicative value on the applicable valuation date. If Barclays Bank PLC’s credit rating is downgraded, what happens to the indicative value? The indicative value calculation of the iPath ETNs will not change in response to a Barclays Bank PLC credit event. However, the trading price of the iPath ETNs may be adversely impacted. Is there a capacity constraint with respect to iPath ETNs? Should demand for any iPath ETN exceed the initial amount of securities issued, subsequent issuances may be made under the registration statement. The terms of the new issue—maturity date, investor fee, ticker, CUSIP—will be the same as the original issue, and it is expected that both issues would be immediately fungible. Depending on market factors beyond the control of Barclays Bank PLC, certain iPath ETNs may be suspended from further sales from inventory and/or further issuances.5 Daily redemptions at the option of the holders of iPath ETNs are typically not affected by suspensions, nor are Barclays Bank PLC’s lending activities from existing inventory with respect to iPath ETNs typically affected by suspensions. It is possible that a suspension, as described above, may influence the market value of iPath ETNs. Limitations on issuance and sale implemented may cause an imbalance of supply and demand in the secondary market for iPath ETNs, which may cause them to trade at a premium or discount in relation to their indicative value. Therefore, any purchase of iPath ETNs in the secondary market may be at a purchase price significantly different from their indicative value. INFORMATION FOR ADVISORS Broker/dealers are reminded to consider FINRA Notice to Members 05–59 (September 2005) before recommending iPath ETNs to their customers. Is a Series 3 license required to sell iPath ETNs? No. iPATH LEVERAGED ETNs How are the returns of iPath leveraged ETNs calculated? iPath leveraged ETNs are designed to provide investors with a leveraged return that is linked to the performance, or inverse performance, of a market benchmark less applicable charges, costs and fees. 5. As will be described in further detail in the applicable prospectus relating to the iPath ETNs.

Frequently Asked Questions About iPath® Exchange Traded Notes (ETNs) Where is their value published? An intraday indicative note value (“IINV”), which is meant to approximate the intrinsic economic value of each series of iPath leveraged ETN, will be calculated by the calculation agent on an ongoing basis from the initial valuation date to the final valuation date. During the hours on which trading is generally conducted on NYSE Arca, NYSE Arca or a successor will calculate and publish the IINV for each iPath leveraged ETN every 15 seconds under the applicable ticker symbol. Additionally, a closing indicative note value (“CINV”) for each iPath leveraged ETN will be published by NYSE Arca on each valuation date under the applicable ticker symbol. For a more complete description of how the IINV and CINV are calculated for each series of iPath leveraged ETNs, please see the relevant prospectus. What is the automatic redemption feature? In order to mitigate the risk to the issuer that the value of the ETNs equals a negative value, there will be an automatic redemption of any series of the iPath leveraged ETNs if, on any calendar day prior to or on the final valuation date, the IINV is less than or equal to the applicable automatic termination level specified below per ETN. Upon the occurrence of an automatic termination event, investors in that series of iPath leveraged ETNs will receive a redemption amount that will be significantly less than the issue price and will receive no greater than the automatic termination level specified below per ETN. Accordingly, you may lose some or all of your principal if you invest in the iPath leveraged ETNs. For the tax implications of purchasing replacement securities offering similar exposure, including the potential application of the wash sale rules, please consult a tax professional. Where can I find the closing indicative note value? The closing indicative note value (“CINV”) will be published by NYSE Arca on each valuation date under the applicable ticker symbols. Will the iPath leveraged ETNs track a fixed multiple of the daily or monthly performance of an underlying index? Unlike some leveraged investments, the iPath leveraged ETNs do not track a fixed multiple of the daily or monthly performance of an underlying index. Instead, on any given day the indicative value of any series of iPath leveraged ETNs will change by a multiple of the underlying index performance that is variable and depends, in part, on the then current IINV of that series of iPath leveraged ETNs. In order to allow investors to monitor the ratio of percentage daily changes in the IINV to daily index percentage returns, NYSE Arca (or a successor entity) will calculate and publish the “Participation” for each series iPath leveraged ETNs every 15 seconds during the hours on which trading is generally conducted on the NYSE Arca. For each series of iPath leveraged ETNs, the participation is calculated by dividing the amount per ETN that is notionally exposed to the underlying index by the then current IINV of that ETN.

6 iPath

What are the fees for the iPath leveraged ETNs?
As the iPath Leveraged ETNs seek to replicate a long or short investment in an underlying index, certain charges, costs and fees are built into the calculation of the CINV and the IINV.

The iPath Long Leveraged ETNs charge an annualized investor fee and an annualized financing charge on notional cash amounts underlying each iPath Long Leveraged ETN,[6] and the iPath Short Leveraged ETNs charge an annualized investor fee and an annualized index borrow cost on the notional borrowed equity amounts underlying each iPath Short Leveraged ETN (offset by annualized interest on notional cash amounts underlying each iPath Short Leveraged ETN). The notional cash amounts of the iPath Long Leveraged ETNs will vary according to the financing rate and fee rate, both as defined in the applicable prospectus, and the notional borrowed equity amounts of the iPath Short Leveraged ETNs will vary according to movements in the underlying index as defined in the applicable prospectus, and will not in general move in tandem with the underlying index or the IINV or CINV. Therefore, under certain circumstances and in particular where the financing level, as defined in the applicable long prospectus, or the short index amount, as defined in the applicable short prospectus, is a high multiple of the applicable CINV, the fees may represent a significant percentage of the applicable CINV.

For full details of the accrued fees, charges and costs for the iPath Leveraged ETNs, and hypothetical examples as to how these can affect the performance of the ETNs, investors should consult the applicable prospectus.

TABLE 2 Differences and Similarities Between iPath Leveraged ETNs and Leveraged ETFs

Both iPath leveraged ETNs and leveraged ETFs provide investors with access to the leveraged returns of various market benchmarks. However, the iPath leveraged ETNs are senior, unsecured debt securities issued by Barclays Bank PLC, whereas ETFs are typically registered investment companies and are collateralized by an underlying portfolio of securities. In addition, the iPath leveraged ETNs seek to provide investors with an alternative form of leveraged long (or short) investments to leveraged ETFs, which typically track a daily or monthly multiple of an index's returns. Instead, the iPath leveraged ETNs track a fixed multiple of underlying index performance over the term of the ETNs.

Name	iPath Leveraged ETNs	Leveraged ETF
Leveraged Performance	Yes	Yes
Liquidity	Daily on Exchange	Daily on Exchange
Registration	Securities Act of 1933	Investment Company Act of 1940
Form	Global Medium-Term Note	40 Act Fund/UIT
Principal Risk	Market and issuer risk	Market risk
Recourse	Issuer credit	Portfolio of Securities
Performance Target	Payment at Maturity	Daily or Monthly Performance Target
Maturity	Fixed Maturity*	No
Path Dependency**	No	Yes
Institutional Size Redemption	Daily to the issuer***	Daily via custodian
Formulaic Optional Redemption Value	Yes***	No
Automatic Termination Event	Yes	No

* *Subject to the occurrence of an automatic termination event or early redemption by the investor.*
** *An index-linked security shows "path dependency" if its value on any given day cannot be derived from the current and initial values of its underlying index but instead is dependent on the historical "path" that the index has taken over the calculation period.*
*** *Subject to the occurrence of an automatic termination event.*

6. Because the daily investor fee accrues as part of the financing level and the daily financing charge is calculated on the basis of the financing level, a portion of the daily financing charge will reflect the incremental increase of the financing level attributable to the accrued daily investor fee.

Selected Risk Considerations

An investment in the iPath ETNs described herein (the "ETNs") involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under "Risk Factors" in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any change in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased or decreased, as the case may be. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. **The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.**

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Issuer Redemption: If specified in the applicable prospectus, Barclays Bank PLC will have the right to redeem or "call" a series of ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity.

Automatic Redemption: If specified in the applicable prospectus, Barclays Bank PLC will automatically redeem a series of ETNs (in whole only, but not in part) at the specified automatic redemption value if, on any valuation date prior to or on the final valuation date, the intraday indicative note value of the ETNs becomes less than or equal to the applicable level specified in the prospectus. For ETNs inversely linked to the S&P 500 VIX Short-Term Futures™ Index Excess Return, an automatic redemption may occur as a result of a precipitous increase in volatility in the U.S. equity markets and is highly likely to occur if the historical frequency of precipitous increases in volatility in the U.S. equity markets persist.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 or 50,000 (depending on the series) ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC, assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

The Dow Jones-UBS Commodity Indexes℠ are a joint product of Dow Jones Indexes, a licensed trademark of CME Group Index Services LLC ("CME Indexes"), and UBS Securities LLC ("UBS Securities"), and have been licensed for use. "Dow Jones®," "DJ," "Dow Jones Indexes", "UBS", "Dow Jones-UBS Commodity Index℠", "DJ-UBSCI℠", "Dow Jones-UBS Commodity Index Total Return℠", "Dow Jones-UBS Agriculture Subindex Total Return℠", "Dow Jones-UBS Aluminum Subindex Total Return℠", "Dow Jones-UBS Cocoa Subindex Total Return℠", "Dow Jones-UBS Coffee Subindex Total Return℠", "Dow Jones-UBS Copper Subindex Total Return℠", "Dow Jones-UBS Cotton Subindex Total Return℠", "Dow Jones-UBS Energy Subindex Total Return℠", "Dow Jones-UBS Grains Subindex Total Return℠", "Dow Jones-UBS Industrial Metals Subindex Total Return℠", "Dow Jones-UBS Lead Subindex Total Return℠", "Dow Jones-UBS Livestock Subindex Total Return℠", "Dow Jones-UBS Natural Gas Subindex Total Return℠", "Dow Jones-UBS Nickel Subindex Total Return℠", "Dow Jones-UBS Platinum Subindex Total Return℠", "Dow Jones-UBS Precious Metals Subindex Total Return℠", "Dow Jones-UBS Softs Subindex Total Return℠", "Dow Jones-UBS Sugar Subindex Total Return℠" and "Dow Jones-UBS Tin Subindex Total Return℠" are service marks of Dow Jones Trademark Holdings, LLC ("Dow Jones"), and UBS AG ("UBS AG"), as the case may be, have been licensed to CME Indexes and have been sub-licensed for use for certain purposes by Barclays Bank PLC. The ETNs based on the indices are not sponsored, endorsed, sold or promoted by Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their respective subsidiaries or affiliates. None of Dow Jones, UBS AG, UBS Securities, CME Indexes, or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the ETNs based on the indices or any member of the public regarding the advisability of investing in securities or commodities generally or in the ETNs based on any of the indices particularly.

The MSCI indexes are the exclusive property of MSCI, Inc. ("MSCI"). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by Barclays Bank PLC. The financial securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities. The relevant pricing supplement contains a more detailed description of the limited relationship MSCI has with Barclays Bank PLC and any related financial securities. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI's permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

"S&P GSCI®", "S&P GSCI® Index", "S&P GSCI® Total Return Index", "S&P GSCI® Commodity Index" and "S&P GSCI® Crude Oil Total Return Index" are trademarks of Standard & Poor's Financial Services LLC ("S&P") and have been licensed for use by Barclays Bank PLC. The ETNs are not sponsored, endorsed, sold or promoted by S&P. S&P does not make any representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the S&P GSCI® to track general stock market performance.

"Standard & Poor's®", "S&P®", "S&P 500®", "Standard & Poor's 500™" and "500" are trademarks of Standard & Poor's Financial Services LLC ("S&P"), and "BuyWrite" and "CBOE" are trademarks of the Chicago Board Options Exchange, Incorporated ("CBOE"). These marks have been licensed for use by Barclays Bank PLC. The ETNs are not sponsored, endorsed, sold or promoted by S&P or the CBOE and neither S&P nor CBOE make any representation regarding the advisability of investing in the ETNs.

"Standard & Poor's®", "S&P®", "S&P 500®", "Standard & Poor's 500™", "S&P 500 VIX Short-Term Futures™", "S&P 500 VIX Mid-Term Futures™" and "S&P 500® Dynamic VIX Futures™" are trademarks of Standard & Poor's Financial Services LLC ("S&P") and have been licensed for use by Barclays Bank PLC. "VIX" is a registered trademark of the Chicago Board Options Exchange, Incorporated ("CBOE") and has been licensed for use by S&P. The ETNs are not sponsored, endorsed, sold or promoted by S&P or the CBOE. S&P and CBOE make no representation, condition or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs or in the ability of either index to track market performance.

"Russell 1000® Index" and "Russell 2000® Index" are trademarks of Frank Russell Company and have been licensed for use by Barclays Bank PLC. The ETNs are not sponsored, endorsed, sold, or promoted by Frank Russell Company and Frank Russell Company makes no representation regarding the advisability of investing in the ETNs.

Each of the Barclays Capital commodities indices referenced herein is a trademark of Barclays Bank PLC.

"Barclays Capital US Treasury 2Y/10Y Yield Curve Index™", "Barclays Capital 2Y US Treasury Futures Targeted Exposure Index™", "Barclays Capital 5Y US Treasury Futures Targeted Exposure Index™", "Barclays Capital 10Y US Treasury Futures Targeted Exposure Index™", "Barclays Capital Long Bond US Treasury Futures Targeted Exposure Index™", "Barclays Capital Intelligent Carry Index™", "USD Intelligent Carry Index™", "Barclays Capital Global Carbon Index™", "Barclays Capital Global Carbon Index Total Return™", "Barclays Capital Global Emerging Markets Strategy (GEMS) Asia 8 Index™", "Barclays Capital Global Emerging Markets Strategy (GEMS) Pegged Currency Index™", and "Barclays Capital Global Emerging Markets Strategy (GEMS) Index™" are trademarks of Barclays Bank PLC.

©2012 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 2299-02-PRD_v01MW-1/12

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